Exhibit 99.1

FinVolution Group Announces Strategic Investment and Partnership with Fujian Haixia Bank

SHANGHAI, December 16th , 2019 /PRNewswire/ – FinVolution Group (formerly known as “PPDAI,” or the “Company”) (NYSE: FINV), a leading fintech platform in China, today announced the completion of an equity investment in Fujian Haixia Bank (“FHB”).

Pursuant to the share purchase agreement, FinVolution Group has subscribed for 281 million of newly issued shares of FHB which accounted for approximately 4.99% of FHB’s total issued shares at the closing of this transaction.

Concurrent with the equity investment agreement, FinVolution Group and FHB entered into a strategic partnership, such that both parties will cooperate with a focus on consumer finance to amplify efforts to enhance operating efficiencies, expand markets, improve credit risk management capabilities and enhance operation capabilities in addition to other activities.

Founded in 1996 and headquartered in Fuzhou, China, FHB has a network of 73 branches and sub-branches across Fujian province and four branch outlets in Zhejiang province. FHB offers a wide spectrum of financial services to individuals, SMEs, corporates and institutions across these regions. As of December 31, 2018, FHB had total assets of approximately RMB153.1 billion, total customer deposits of RMB76.9 billion, and outstanding customer loans of RMB65.7 billion.

“We are excited about the synergies created through our strategic investment and partnership with FHB,” said Mr. Feng Zhang Co-Chief Executive Officer of FinVolution Group. “Our businesses are highly complementary, and we look forward to the launch of new growth engines while strengthening our ability to service financial institutions. Additionally, this investment and partnership present the opportunity for us to explore broad areas of cooperation that will help both FinVolution and FHB in business expansion, enhancing operating efficiencies, and improving risk management. Through leveraging our technologies-as-a-service, we believe this long-term partnership with FHB will solidify FinVolution’s leading position in the industry and accelerate our cooperation with commercial banks and other financial institutions.”

About FinVolution Group

FinVolution Group is a leading fintech platform in China connecting underserved individual borrowers with financial institutions. Established in 2007, the Company is a pioneer in China’s online consumer finance industry and has developed innovative technologies and has accumulated in-depth experience in the core areas of credit risk assessment, fraud detection, big data and artificial intelligence. The Company’s platform, empowered by proprietary cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience. As of September 30, 2019, the Company had over 102 million cumulative registered users.

For more information, please visit http://ir.finvgroup.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and FinVolution does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

FinVolution Group

Head of Investor Relations

Jimmy Tan

Tel: +86 (21) 8030 3200-8601

E-mail: ir@ppdai.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: paipaidai@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: paipaidai@tpg-ir.com